SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )*

NORTHEAST OPTIC NETWORK, INC.
(Name of Issuer)

Common Stock, $.01 par value per share
(Title of Class of Securities)

 664 334 109
(CUSIP Number)

Date of Event Which Requires Filing of
this Statement:			December 31, 1998

Check the appropriate box to designate the rule pursuant to which this
Schedule is Filed:

		[ ] Rule 13d-1(b)
		[ ] Rule 13d-1(c)
		[X] Rule 13d-1(d)

1)	 Names of Reporting Persons 			Northeast Utilities
	I.R.S. Identification Nos. of Above
	Persons (entities only)				04-2147929

2)	Check the Appropriate Box if a 			   (a)
	Member of a Group  (See Instructions)		(b)

3)	SEC Use Only

4)Citizenship or place of organization		Massachusetts

		Number of shares beneficially owned by each
		reporting person with:
		(5)	Sole voting power:				             0
		(6)	Shared voting power				    4,338,084
		(7)	Sole dispositive power			          0
		(8)	Shared dispositive power			4,338,084

		(9)	Aggregate amount beneficially owned by
			each reporting person			4,338,084

		10) Check if the aggregate amount in row (9)
			excludes certain shares

		11) Percent of class represented by amount
			in row (9)						27 percent

		12) Type of reporting person				OO


CUSIP Number:	664 334 109


	1)	 Names of Reporting Persons 		Mode 1 Communications, Inc.

		I.R.S. Identification Nos. of Above
		Persons (entities only)			06-1455488

	2)	Check the Appropriate Box if a 			   (a)
		Member of a Group  (See Instructions)		(b)

	3)	SEC Use Only

4) Citizenship or place of organization		Connecticut

		Number of shares beneficially owned by each reporting person with:

		(5)	Sole voting power:				             0
		(6)	Shared voting power				    4,338,084
		(7)	Sole dispositive power		          	0
		(8)	Shared dispositive power			4,338,084

	9)	Aggregate amount beneficially owned by
each reporting person				4,338,084

	10) Check if the aggregate amount in row (9) excludes certain shares

	11) Percent of class represented by amount
		in row (9)						27 percent

	12) Type of reporting person			CO

	CUSIP Number:	664 334 109

	1)	 Names of Reporting Persons 		NU Enterprises, Inc.

		I.R.S. Identification Nos. of Above
		Persons (entities only)			06-1533877

	2)	Check the Appropriate Box if a 			   (a)
		Member of a Group  (See Instructions)		(b)

	3)	SEC Use Only

	4)Citizenship or place of organization	Connecticut

		Number of shares beneficially owned by each
		reporting person with:
		(5)	Sole voting power:				             0
		(6)	Shared voting power				    4,338,084
		(7)	Sole dispositive power		          	0
		(8)	Shared dispositive power			4,338,084

	9)	Aggregate amount beneficially owned by
each reporting person				4,338,084

	10) Check if the aggregate amount in row (9) excludes certain shares

	11) Percent of class represented by amount
		in row (9)						27 percent

	12) Type of reporting person			CO

SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

Item 1(a).	Name of Issuer:

				NorthEast Optic Network, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

	391 Totten Pond Rd.,  Suite 401
	Waltham, MA  02154

Item 2(a).	Name of Person Filing:

			Northeast Utilities (NU), on behalf of itself, its wholly owned subsidiary NU Enterprises, Inc. (NUEI) and Mode 1 Communications, Inc. (Mode
1), a wholly owned subsidiary of NUEI.

Item 2(b).	Address or Principal Business Office or, if None, Residence:

		The principal business office address of NU, NUEI and Mode 1 is:

			107 Selden Street
			Berlin,  CT  06037

Item 2(c).	Citizenship:

			NU is a Massachusetts Voluntary Trust.
			NUEI and Mode 1 are both Connecticut Corporations.

Item 2(d).	Title of Class of Securities:

		Common Stock  $.01 par value per share

Item 2(e).	CUSIP Number: 	664 334 109

Item 3.	Not Applicable

Item 4.	Ownership

	(a)		Amount Beneficially Owned:
				4,338,084

	(b)		Percent of Class:
				27 percent

	(c)	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote:
        	  		0

		(ii)	shared power to vote or to direct the vote:
		  	4,338,084

		(iii) sole power to dispose or to direct the disposition of:
		         	 0

		(iv)	shared power to dispose or to direct the disposition of:
		  	4,338,084

Item 5.	Ownership of Five Percent or Less of a Class.

  	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

			Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired
			the Security Being Reported on By the Parent Holding Company.

			Not Applicable

Item 8.	Identification and Classification of Members of the Group.

			Not applicable.

Item 9.	Notice of Dissolution of Group.

			Not applicable.

Item 10.	Certification.

  			Not Applicable

  Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G is true, complete and correct.

February 10, 1999

		Northeast Utilities

		By:	/s/John H. Forsgren
John H. Forsgren
Executive Vice President and
Chief Financial Officer


	The undersigned persons, on February 10, 1999, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the common stock of NorthEast Optic Network, Inc.
at December 31, 1998.

		Northeast Utilities.

		By:	/s/John H. Forsgren
John H. Forsgren
Executive Vice President and
Chief Financial Officer

		NU Enterprises, Inc.

By:	/s/John H. Forsgren
John H. Forsgren
			Executive Vice President and
Chief Financial Officer

		Mode 1 Communications, Inc.

By:	/s/John H. Forsgren
John H. Forsgren
			Executive Vice President and
Chief Financial Officer